Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:  Marshall & Ilsley Corporation

(Commission File No. 001-33488)

The following interview with Cecily Mistarz, Integration Management Office Director, was posted on the BMO/Harris intranet as an update regarding the integration of Harris and M&I.

Combining the Best of Both Banks

@Work caught up with Cecily Mistarz, Integration Management Office Director, in Chicago, to talk about the Harris and Marshall & Ilsley integration.

What is the status of the integration work?

We recently achieved significant milestones with the announcement of a new bank name, leaders, and business model that will unify us, post-close, as one North American company — 45,000 strong. There is great energy around combining the best of both banks in a way that positions BMO Harris Bank to realize the transformational opportunities of this acquisition for customers and employees.

What’s next?

Regulatory approvals and getting BMO Harris Bank to market. Integration teams are drilling down to the complex future-state blueprint work. That means defining organizational alignment across all lines of business to get us to market and, post-close, implementing our plans for customer and employee experience. We are committed to a transition experience for all employees that is engaging, respectful and provides for uninterrupted productivity for customers. To stay true to the BMO culture, customers must remain at the center of everything we do, at every stage of integration and conversion.

How is the IMO driving employee engagement?

We can’t succeed without it. We are working through the Employee Experience group to ensure employees of BMO Harris Bank feel informed, connected, and committed to customers and their futures.

To make that happen, the group has begun Pulse Survey Work, conducting one-on-one interviews with leaders at Harris and M&I. They also are convening discussion sessions with customer-facing and corporate support employees from a cross-section of businesses. This survey work will continue post-close and throughout the conversion phase, to ensure a direct line of communication from the field.

It is our goal that employees have the information and the tools and training they need to deliver a great customer experience.

What happens on day one?

We will be BMO Harris Bank. For customers it will be business-as-usual, at their branches, online and on the phone, as we work toward closing and begin the work of integrating the two banks. Following the close of the acquisition, our legal name will change on some documents and some of the signs posted at the branches. We are committed to delivering a seamless transition for our customers, which includes keeping them informed throughout the process.

For employees, we will be focused on keeping you informed and building the culture of  one North American company, 45,000 strong, across our expanded U.S. footprint

How are we going to communicate with each other after day one?

We’ve worked very aggressively to make sure that the BMO Harris intranet site will be available to all BMO Harris Bank employees on day one. That will be the central location for all of us to access the same enterprise news, communication updates, HR information and integration updates. Our intranet site also houses our internal phone directories, which will contain contact information (phone, email, location) for all of us on day one.

What kind of communication can we expect next?

In the coming weeks, our M&I colleagues will receive more information on benefits, policies, and payroll. Additionally, we will be providing customers with advance notice of the Change in Terms (CIT) to their deposit agreements and the change of Harris N.A.’s name to BMO Harris Bank N.A.

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Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbor’ provisions of such Act). These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I by Bank of Montreal, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors described in Item 1A. Risk Factors in M&I’s 2010 Annual Report on Form 10-K. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

M&I does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Additional Information for Shareholders

In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus and M&I has filed with the Securities and Exchange Commission a definitive Proxy Statement/Prospectus on Schedule 14A, which was first mailed to M&I’s shareholders on or about April 14, 2011, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab "About BMO - Investor Relations" and then under the heading "Frequently Accessed Documents", from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642,  from M&I by accessing M&I’s website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings", or from M&I at (414) 765-7814.

BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in Amendment No. 1 to M&I’s 2010 Annual Report on Form 10-K, as filed with the SEC on April 29, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.